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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

                               (Amendment No. #3)*

                                   OPTi, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    683960108
      ---------------------------------------------------------------------
                                 (CUSIP Number)

Scott B. Bernstein, Esq., Caxton Corporation, 315 Enterprise Drive, Plainsboro,
                         New Jersey 08536 (609) 936-2580
- --------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  July 28, 1999
      ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f), or 13d-1 (g), check the following box |_|.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7 (b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

- ---------------------                                      ---------------------
CUSIP No. 683960108                                          Page 2 of 8 Pages
- ---------------------                                      ---------------------

- --------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Caxton International Limited
- --------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
- --------------------------------------------------------------------------------
3     SEC USE ONLY


- --------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
- --------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

- --------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
- --------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,052,900
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,052,900
- --------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,052,900
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.73
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

- ---------------------                                      ---------------------
CUSIP No. 683960108                                          Page 3 of 8 Pages
- ---------------------                                      ---------------------

- --------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

      Bruce S. Kovner
- --------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
- --------------------------------------------------------------------------------
3     SEC USE ONLY


- --------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not Applicable
- --------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

- --------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
- --------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,052,900
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,052,900
- --------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,052,900
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.73
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment 3 to Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of OPTi, Inc., a California corporation (the "Company"), 888 Tasman Drive, Milpitas, CA 95035, beneficially owned by Caxton International Limited and Bruce S. Kovner.

Item 3: Source and Amount of Fund or Other Consideration.

      Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph at the end thereof:

      "An aggregate of $880,106 (excluding commissions, if any) was paid in a series of transactions pursuant to which Caxton International acquired those of the Shares (as defined in Item 5 below) which were acquired since May 28, 1999. All of the foregoing amounts were paid out of Caxton International's working capital."

Item 4: Purpose of Transaction.

      Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

      "The persons filing this Report (a) believe that the Common Stock continues to be under-valued, and (b) believe that management should take further steps to enhance shareholder value."

      "The persons filing this Report have asked management to consider (1) a major Common Stock buyback or special dividend, (2) proceeding to sell Company assets, and/or (3) distribution of the Company's holdings in Tripath Technologies, Inc. to Shareholders. The persons filing this Report are also examining all of their options with respect to the possibility of taking actions which they believe will enhance shareholder value. Such actions could include proposing that management pursue an extraordinary corporate transaction, such as a merger, reorganization or liquidation; encouraging, participating or leading a proxy contest to change the Company's Chairman and/or Board of Directors and/or encouraging, participating in or making a tender offer to acquire control of the Company. Any such actions could relate to or result in one or more of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D."

      "Each of the persons filing this Report also reserves the right to purchase or otherwise acquire additional Common Stock or to sell or otherwise dispose of Common Stock owned by it, in each case in open market or privately negotiated transactions or otherwise."

Item 5: Interest in Securities of the Issuer.

      Item 5 subparagraph (a) of the Section 13D is hereby amended by replacing the first two sentences thereof with the following two sentences:

      "(a) Caxton International beneficially owns 1,052,900 shares of Common Stock (the "Shares"), approximately 9.73% of the total shares of Common Stock issued and outstanding. This percentage reflects the acquisition of the additional Shares being reported hereunder."

      Item 5 subparagraph (c) of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end thereof:

      "Caxton International acquired additional Shares in a series of open market transactions effected primarily with independent brokers and, to a lesser extent, directly with market makers utilizing the NASDAQ System, between May 28, 1999 and July 28, 1999. See Exhibit B for disclosure of (1) the date, (2) the price and (3) the amount of Shares purchased or sold by Caxton International and subsidiaries during the past sixty (60) days."

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


August 2, 1999                          CAXTON INTERNATIONAL LIMITED


                                        By:/s/ Maxwell Quin
                                           ----------------------------------
                                           Name: Maxwell Quin
                                           Title: Secretary


                                        By:/s/ William Anderson
                                           ----------------------------------
                                           Name: William Anderson
                                           Title: Director


                                        /s/Bruce S. Kovner
                                        -------------------------------------
                                        Bruce S. Kovner, by /s/Peter D'Angelo as
                                        Attorney-in-Fact

                                                                       Exhibit A

                           JOINT ACQUISITION STATEMENT
                          PURSUANT TO RULE 13d-1(k)(1)

      The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


Dated: August 2, 1999                CAXTON INTERNATIONAL LIMITED


                                     By:/s/ Maxwell Quin
                                        ----------------------------------
                                        Name: Maxwell Quin
                                        Title: Secretary


                                     By:/s/ William Anderson
                                        ----------------------------------
                                        Name: William Anderson
                                        Title: Director


                                     /s/ Bruce S. Kovner
                                     -------------------------------------
                                     Bruce S. Kovner, by /s/Peter P. D'Angelo as
                                     Attorney-in-Fact

                                                                       Exhibit B

                                                              PRICE PER
                     Caxton International Limited               SHARE
                            No. of Shares                    (Excluding
  Trade Date               PURCHASED (SOLD)                  Commission)
  ----------               ----------------                  -----------
   28-Jul-99                       300                         $ 6.75
   28-Jul-99                    20,000                           6.875
   28-Jul-99                    20,000                           6.875
   28-Jul-99                    84,700                           7.1202